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                            April 7, 2022

       Serena Shie
       Chief Financial Officer
       Model Performance Mini Corp.
       Cheung Kong Center
       58th Floor, Unit 5801
       2 Queens Road Central
       Central
       Hong Kong

                                                        Re: Model Performance
Mini Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted February
14, 2022
                                                            CIK: 0001874074

       Dear Ms. Shie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 17, 2021 letter.

       Draft Registration Statement on Form F-4

       MMV's VIEs and China Operations, page 14

   1. We note your response to prior comment 3. Please revise the diagram to clearly indicate which entities or
beneficial owners are a party to the Acting-in-Concert Agreement and include the aggregate
voting control of those parties. Also, please file the Acting-in-
                                                        Concert Agreement
between Mr. Yiran Xu and Mr. Yanzhi Wang and their affiliates.
 Serena Shie
Model Performance Mini Corp.
April 7, 2022
Page 2
Consolidated Financial Statements of MultiMetaVerse Inc.
Notes To Consolidated Financial Statements
1. Organization and Principle Activities, page F-59

2. Please tell us and disclose how you have a right to return from the VIE that could potentially be significant to the VIE under the VIE Agreements. In addition, please tell us how the VIE Agreements are reflected in your consolidating financial statements.
        You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney at (202) 551-3334 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameSerena Shie
                                                           Division of
Corporation Finance
Comapany NameModel Performance Mini Corp.
                                                           Office of Technology
April 7, 2022 Page 2
cc:       Jane Tam
FirstName LastName